Exhibit 99.1

Notice of Delisting from Nasdaq and Failure to Satisfy a Continued Listing Rule or Standard.

Melbourne Australia, December 12, 2024: Genetic Technologies Limited (Administrators Appointed) (ASX: GTG; NASDAQ: GENE) (“Genetic Technologies” or the “Company”) previously announced on November 20, 2024 that Ross Blakeley and Paul Harlond of FTI Consulting had been appointed as Joint and Several Voluntary Administrators (“Administrators”) pursuant to section 436A of the Corporations Act 2001 (Cth), effective immediately.

On December 6, 2024 the Company received written notice (the “Delisting Notice”) from the staff of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, as a result of the appointment of the Voluntary Administrators and after reviewing disclosures and other publicly available information, and in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1, the Staff of Nasdaq had determined that the Company’s securities will be delisted from Nasdaq. Accordingly, trading of the Company’s American Depository Shares (“ADS”) will be suspended at the opening of business on December 17, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission (“SEC”), which will remove the Company’s securities from being listed and registration on the Nasdaq Stock Market.

In the Delisting Notice, the Staff of Nasdaq referenced the Voluntary Administration filing and associated public interest concerns raised by it, concerns regarding the residual equity interest of the existing listed securities holders and concerns about the Company’s ability to sustain compliance with all requirements for continued listing on Nasdaq. Specifically, on October 22, 2024, Staff notified the Company that since its shareholders’ equity as of June 30, 2024, was approximately $1,220,704, and the Company did not meet the alternatives of market value of listed securities or net income from continuing operations, the Company no longer complies with our Listing Rule 5550(b). This deficiency serves as an additional and separate basis for delisting.

The Delisting Notice also indicates that the Company may appeal Nasdaq’s determination pursuant to procedures set forth in Nasdaq Listing Rule 5800 Series. The Company’s Administrators have indicated they do not intend to appeal this determination.

The Company notes that, since October 17, 2024 its ADSs have been suspended from trading as a result of trading halts and suspensions of trading in its ordinary securities on its home exchange, Australian Securities Exchange (“ASX”). The decision by Nasdaq to delist the Company’s ADS does not affect the Company’s listing on ASX.

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Authorised for release by the Administrators.

For inquiries, please contact:

Media	Security holders:
David Whitely
Strategic Communications	GeneticTechnologies@fticonsulting.com
+61 475 110 928
david.whitely@fticonsulting.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType™ and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

About EasyDNA

EasyDNA is an online provider of genetic testing services established in 2007 and developed into an online network of over 70 websites in over 42 countries. EasyDNA’s network of online retail sales platforms offers fast and affordable home DNA testing that is reliable and confidential. They also offer a number of lifestyle and health and wellbeing tests, and animal testing relating to allergies and tolerances. EasyDNA is a pioneering provider of genetic testing services, dedicated to delivering accurate and confidential results to individuals and organizations worldwide.

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.